Exhibit 99.33

Q3 2015

Management Discussion and Analysis

Of Financial Condition and Results of Operations

For the Three and Nine Months Ended March 31, 2015 ("Q3 2015") and March 31, 2014 ("Q3 2014")

(Unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

The following Management Discussion & Analysis (“MD&A”) prepared as of May 13, 2015, should be read in conjunction with DHX Media Ltd.’s (the “Company” or “DHX”) unaudited interim condensed consolidated financial statements and accompanying notes for the three and nine months ended March 31, 2015 and 2014, as well as the Company's latest annual MD&A ("2014 Annual MD&A") and audited financial statements for the years ended June 30, 2014 and 2013 (as found on www.sedar.com or on DHX's website at www.dhxmedia.com). The unaudited interim condensed consolidated financial statements and accompanying notes for the three and nine months ended March 31, 2015 and 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

DHX is a public company incorporated under the Canadian Business Corporations Act whose common shares are traded on the Toronto Stock Exchange (“TSX”) admitted on May 19, 2006 (symbol DHX). Additional information relating to the Company can be found on its website at www.dhxmedia.com or on SEDAR at www.sedar.com.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the CICA Handbook. In 2010, the CICA Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company commenced reporting on this basis in its unaudited interim condensed consolidated financial statements for the first quarter of 2012 (three months ended September 30, 2011).

Figures in this MD&A are shown as millions (for example, $100,000 is shown as $0.10 million) and are approximate and have been rounded to the nearest ten thousand. Due to this rounding, some individual items, once totaled, may be slightly different than the corresponding total.

This MD&A contains certain forward-looking statements, which reflect DHX management’s (“Management”) expectations regarding the Company’s growth, results of operations, performance, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements, or other future events constitute forward-looking statements. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “pursue”, “continue”, “seek”, or “potential” or the negative or other variations of these words, or other similar words or phrases, have been used to identify these forward-looking statements. These statements reflect Management’s current beliefs and are based on information currently available to Management.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based on what Management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. Many factors could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates, and technology changes. An assessment of the risks that could cause actual results to materially differ from current expectations is contained in the “Risk Assessment” section of this MD&A and the 2014 Annual MD&A, as well as noted in the “Risk Factors” section of the Company’s most recent “Annual Information Form”, filed on September 29, 2014.

The foregoing is not an exhaustive list and other risks are detailed from time to time in other continuous disclosure filings of the Company, including, among other filings, the Company’s recent “Management Information Circular”. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, or expected.

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Business of the Company

DHX is a leading independent creator, producer, distributor, licensor, and broadcaster of television and film productions. The Company was originally the result of the combination of The Halifax Film Company Limited (“Halifax Film”) and Decode Entertainment Inc. (“Decode”) during Fiscal 2006 and at the time of initial public offering. Since that time DHX has grown organically and through the following significant business and asset acquisitions:

•	Studio B Productions (“Studio B”) on December 4, 2007;
•	imX Communications Inc. (“imX”) on July 20, 2008;
•	W!ldbrain Entertainment Inc. (“DHX Wildbrain”) on September 14, 2010;
•	Cookie Jar Entertainment (“DHX Cookie Jar”) on October 22, 2012;
•	Ragdoll Worldwide Ltd. (“Ragdoll”) on September 13, 2013;
•	Epitome Pictures and related companies (“Epitome”) on April 3, 2014;
•	Family Channel (“DHX Television”) on July 31, 2014 (see DHX Television Acquisition section of this MD&A for further details);
•	Certain assets of Echo Bridge Entertainment, LLC and affiliated companies ("Echo Bridge") on November 13, 2014 (see Echo Bridge Library Acquisition section of this MD&A for further details); and
•	Nerd Corps Entertainment Inc. ("Nerd Corps") on December 23, 2014 (see Nerd Corps Acquisition section of this MD&A for further details).

The Company produces, distributes, broadcasts, and exploits the rights for television and film programming. DHX’s primary focus is on children’s, youth, and family (collectively “Children’s and Family”) productions because of the international sales potential and longer-term and multiple revenue streams that this genre of programming provides. Children’s and Family programming travels across cultures more easily than other genres and can therefore be sold into numerous markets, typically has a longer lifespan than other genres, and can be leveraged for library and distribution revenues and merchandising and licensing revenues.

DHX’s content library includes more than 11,000 half hours of award winning programming. DHX is recognized for brands such as Caillou, Yo Gabba Gabba!, Inspector Gadget, Teletubbies, In the Night Garden, Johnny Test, Animal Mechanicals, Super WHY!, Degrassi, our new series' Make It Pop and Open Heart, and the recently acquired Slugterra. With the acquisition of DHX Television on July 31, 2014, the Company became a broadcaster by acquiring Family Channel (the"Family Channel"), including its multiplex feed known as Disney Junior ("Disney Junior (English)"), the French-language Category B specialty television channel known as Disney Junior ("Disney Junior (French)"), and the English-language Category B specialty television channel known as Disney XD ("Disney XD") (together, the "Family Channel Business"). DHX’s European licensing brand representation agency business, Copyright Promotions Licensing Group, (“CPLG”), represents numerous entertainment, sport, and design brands. The Company’s prime-time production slate also includes notable achievements in the comedy genre, including the award-winning Canadian prime-time comedy series This Hour Has 22 Minutes, which is produced for the CBC and is in its 22nd season. DHX has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich, and the Netherlands.

Revenue Model

The Company earns revenues primarily from seven categories: 1) proprietary production, which includes Canadian and other rights proprietary programs, 2) distribution (including digital distribution) of its proprietary and third party acquired titles, 3) television (subscriber, advertising, and digital revenue) through DHX Television's ownership of Family Channel, Disney Junior (English), Disney Junior (French), and Disney XD, 4) merchandising and licensing (“M&L”) for owned brands and music and royalties (including, among others, Yo Gabba Gabba!, Caillou, Johnny Test, Teletubbies, In the Night Garden, and Twirlywoos), 5) M&L represented through CPLG, 6) producer and service fees, which includes production services for third parties, and 7) other revenues which includes new media and other revenues.

The Company is able to generate revenue from productions by licensing its initial broadcast rights and pre-licensing of territories for its programs. Production revenues include the initial broadcast license revenues and any pre-sales or advances included in the initial financing of the production of a film and television program. Once a production is completed and delivered, the program is included in the Company’s library of film and television programming. Further revenue from exploitation of the program is included in distribution revenue if it relates to television licenses and in M&L if it relates to royalties or revenues generated from non-television licenses. The Company also generates revenue from programs in which it retains Canadian and other limited participation rights and, in certain instances, from production services for productions whose copyright is owned by third parties.

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Production Revenue

The Company derives proprietary production revenues, which includes other proprietary titles with Canadian and other rights, from the grant of initial broadcast rights for the initial showing of commissioned productions and pre-licensing of territories. These fees are typically collected partially upon commissioning of a production, during production, and finally once a completed production is delivered for broadcast, and at some point in time after delivery as a holdback (see note 3 of the audited consolidated financial statements for the years ended June 30, 2014 and 2013 for details on revenue recognition).

Distribution Revenue

The Company is able to retain or obtain the ownership rights to its proprietary, other proprietary titles, and third party acquired titles, which permits the Company to generate further revenues from the distribution of the Company’s productions. In addition to generating revenues from the sale of initial broadcast rights, the Company is able to concurrently generate revenues from the sale of broadcast rights in other jurisdictions and on other platforms (such as digital platforms, including, amongst others, YouTube and home entertainment) for specified periods of time. Distribution revenue also includes theatrical and other revenues generated on its feature films and movies of the week (“MOW’s”).

Television Revenue

The Company generates television revenues through DHX Television's ownership of Family Channel, Disney Junior (English) (which is a multiplex channel of Family Channel), Disney Junior (French), and Disney XD. Family Channel and Disney Junior (English) are licensed as a pay television service and therefore derive revenues primarily through subscription fees earned by charging a monthly subscriber fee to various Canadian cable and satellite television distributors. Disney XD and Disney Junior (French) have specialty television licenses, which permit them to generate advertising revenues, but the majority of the revenues are subscriber fees. In addition to linear television, all four channels have multiplatform applications which allow for their content to be distributed both on-demand and streamed and are supported by popular and robust websites designed to engage viewers and support their loyalty to the brands. Traffic to the sites is monetized through advertising and sales sponsorships. Subscriber revenues account for 80-90% of the revenues for DHX Television.

Producer and Service Fee Revenue

Producer and service fee revenue includes revenue accounted for using the percentage of completion method for production service and corporate overhead fees earned for producing television shows and MOW’s for third parties.

M&L-Owned (Including Music and Other Royalties)

M&L for owned brands and other various licensing royalties includes revenues from DHX’s proprietary brands (among others, Yo Gabba Gabba!, Caillou, Johnny Test, Teletubbies, In the Night Garden, and Twirlywoos) and revenues earned on music publishing rights, music retransmission rights, and other royalties. New for Q3 2015, these include non-refundable minimum guarantees associated with M&L deals, which the Company recognizes on a straight-line basis over the term of the deal, unless the underlying royalties exceed the minimum guarantee.

M&L-Represented

M&L-represented includes revenues earned from CPLG. CPLG is an agency business based in Europe that earns commissions on M&L from representing independently owned brands from film studios and other third parties.

Other Revenue

Other revenue includes new media revenues earned on new media and interactive games and apps, and other revenue.

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SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The summary consolidated financial information set out below for the three and nine months ended March 31, 2015 and 2014 has been prepared in accordance with IFRS, and is derived from the Company’s unaudited interim condensed consolidated financial statements and accompanying notes for the three and nine months ended March 31, 2015 and 2014, and can be found at www.sedar.com or DHX’s website at www.dhxmedia.com.

Each reader should read the following information in conjunction with those statements and the related notes.

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
($000, except per share data)
Consolidated Statements of Income and Comprehensive Income Data:[1]
Revenues	85,582	29,029	192,869	86,386
Direct production costs and expense of film and television produced[2]	(39,361)	(10,675)	(82,782)	(33,726)
Expense of book value of acquired libraries[2]	(1,428)	(868)	(2,713)	(2,090)
Gross margin[3]	44,793	17,486	107,374	50,570
Selling, general, and administrative	(16,368)	(8,279)	(43,064)	(24,890)
Write-down of certain investment in film and television programs	(517)	—	(532)	(190)
Amortization, finance and other expenses, net[4]	(3,211)	(7,110)	(41,638)	(15,924)
Provision for income taxes	(6,666)	(295)	(6,303)	(2,795)
Net income	18,031	1,802	15,837	6,771
Cumulative translation adjustment	(4,260)	(144)	(9,470)	440
Comprehensive income	13,771	1,658	6,367	7,211
Basic earnings per common share	0.15	0.02	0.13	0.06
Diluted earnings per common share	0.14	0.02	0.13	0.06
Weighted average common shares outstanding (expressed in thousands)
Basic	123,207	116,191	121,157	108,989
Diluted	126,098	119,378	124,202	112,944
Normalized net income[5]	18,031	2,580	33,398	8,767
Basic normalized earnings per common share[5]	0.15	0.02	0.28	0.08
Diluted normalized earnings per common share[5]	0.14	0.02	0.27	0.08

	As at March 31, 2015	As at June 30, 2014
Consolidated Balance Sheet Data:
Cash and restricted cash	32,565	26,711
Investment in film and television programs	205,829	146,631
Total assets	767,668	424,230
Total liabilities	512,425	200,881
Shareholders' equity	255,243	223,349

1The financial information for the three months ended March 31, 2015 includes the full results for all operations. The financial information for nine months ended March 31, 2015 includes the full results for all of the Company's operations except: i) DHX Television, which had only 243 days of activity, ii) the Echo Bridge assets, which were owned for 139 days; and iii) Nerd Corps, which had only 99 days of activity. The financial information for the three months ended March 31, 2014 includes the full results of all of the Company's operations except Epitome, DHX Television, the Echo Bridge assets, and Nerd Corps, which were acquired subsequent to March 31, 2014. The financial information for the nine months ended March 31, 2014 includes the full results of all of the Company's operations except Ragdoll, which was owned for 200 days, and Epitome, DHX Television, the Echo Bridge assets, and Nerd Corps, which were acquired subsequent to March 31, 2014.

2Direct production costs and expense of film and television produced for three and nine months ended March 31, 2015 excludes the expense of acquired libraries of $3,594 and $8,334 respectively (three and nine months ended March 31, 2014-$4,148 and $7,187) for the amortization recorded on the purchase price allocation bump to investment in film.

3Certain of the comparative Non-GAAP Financial Measures (“NGFM”) are adjusted for all necessary adjustments, consisting of normal recurring adjustments and any changes in the current definition of NGFM (see “Use of Non-GAAP Financial Measures” section of this MD&A for further details).

4Other costs for the three and nine months ended March 31, 2015 include Epitome, DHX Television, Echo Bridge, and Nerd Corps acquisition costs of $nil and $4,995, respectively (March 31, 2014-$347 and $2,087, respectively for Ragdoll, Epitome, and DHX Television acquisition costs).

5Normalized net income for the three and nine months ended March 31, 2015 is $18,031 and $33,398 respectively (March 31, 2014-$2,580 and $8,767, respectively) made up of net income of $18,031 and net income of $15,837, respectively (March 31, 2014-net income of $1,802 and $6,771, respectively) adjusted for charges related to acquisitions of $nil and $4,296, respectively, net of tax recovery of $nil and a tax effect of $699, respectively (March 31, 2014-Ragdoll acquisition costs of $778 and $1,996, respectively, net of tax effect of $334 and $856, respectively) and tangible benefit obligation expense of $nil and $10,448, respectively, net of tax effect of $nil and $3,767, respectively (March 31, 2014-$nil and $nil, respectively) and adjusted for the debt extinguishment charge of $nil and $2,817, respectively, net of tax effect of $nil and $1,095, respectively (March 31, 2014-$nil and $nil respectively). Basic normalized earnings per common share is computed by dividing normalized net income for three and nine months ended March 31, 2015 of $18,031 and $33,398, respectively (March 31, 2014-$2,580 and $8,767, respectively) by basic weighted average common shares outstanding of 123,207 and 121,157, respectively (March 31, 2014-116,191 and 108,989, respectively). Diluted normalized earnings per common share is computed by dividing normalized net income for three and nine months ended March 31, 2015 of $18,031 and $33,398, respectively (March 31, 2014-$2,580 and $8,767, respectively) by diluted weighted average common shares outstanding of 126,098 and 124,202, respectively (March 31, 2014-119,378 and 112,944, respectively). Please see Adjusted EBITDA section of this MD&A for further details.

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Results for the nine months ended March 31, 2015 (“Nine Months 2015”) compared to the nine months ended March 31, 2014 (“Nine Months 2014”)

Revenues

Revenues for Nine Months 2015 were $192.87 million, up 123% from $86.39 million for Nine Months 2014. The increase for Nine Months 2015 was partially due to the acquisition of DHX Television on July 31, 2014, which accounted for $56.31 million (65% ) of the increase, as well as significantly higher distribution revenues, accounting for 31% of the growth, up to $53.24 million for Nine Months 2015 from $26.27 million for Nine Months 2014, strong growth in proprietary production revenues, accounting for 13% of the growth, and a significant increase in producer and service fee revenue, accounting for 8% of the growth.

Proprietary production revenues: Proprietary production revenues for Nine Months 2015 were $32.97 million, an increase of 52% (26% acquisitive and 26% organic) compared to $21.72 million for Nine Months 2014. For Nine Months 2015, the Company added 149.0 half-hours to the library, up 17% from 127.0 half-hours for Nine Months 2014. The increase in both the number of half-hours delivered and the proprietary production revenue was expected and due largely to the timing of scheduled Nine Months 2015 proprietary production deliveries and was in line with Management's expectations. Fiscal 2015 deliveries are tracking to previously reported annual expectations (see delivery chart below for further details).

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The breakdown for content library deliveries (including proprietary deliveries and deliveries on IP rights for third party produced titles) and dollar value subtotals per category for Nine Months 2015 and Nine Months 2014 was as follows:

		Nine Months 2015		Nine Months 2014
Category and Title	Season or Type	$ Million	Half-hours	$ Million	Half-hours

Children's and Family:
Proprietary
Degrassi	XIV		28		—
Dr. Dimensionpants	I		6		6
Ella the Elephant	I		—		17
Endangered Species	II		6
Hank Zipzer	I		—		13
Hank Zipzer	II		13		—
Inspector Gadget	I		26		—
Johnny Test	VI		—		5
Looped	I		20		—
Make It Pop	I		4		—
Open Heart	I		12		—
Packages from Planet X	I		—		16
You & Me - Hooray for Play	Pilot		—		1
You & Me	I		13		—
Subtotals		$28.64	128	$14.64	58
Other Proprietary Titles with Canadian and Other Rights
Doozers	I		—		26
Subtotals		$—	—	$0.41	26

Third Party Produced Titles with IP Rights
SheZow			—		12
Subtotals			—		12
Total Children's and Family		$28.64	128	$15.05	96

Comedy:

Proprietary
Satisfaction	I		—		10
This Hour Has 22 Minutes	XXI		—		21
This Hour Has 22 Minutes	XXII		21		—
Total Comedy		$4.33	21	$6.67	31

Total Proprietary		$32.97	149	$21.31	89
Total Other Proprietary Titles with Canadian and Other Rights		—	—	$0.41	26
Total Third Party Produced Titles with IP Rights		—	—	—	12
		$32.97	149	$21.72	127

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Distribution revenues: For Nine Months 2015, Management is extremely pleased to report distribution revenues were up 103% to $53.24 million (21% acquisitive and 82% organic), from $26.27 million for Nine Months 2014, primarily due to the continuing growth of new digital customers, platforms, and territories, exceeding Management's expectations. For Nine Months 2015, the Company closed significant deals, among others previously announced, as follows: The Walt Disney Corporation, Netflix, Inc., Jeunesse TV, Société-Radio Canada, Turner Broadcasting Corporation, Buena Vista International, The Orchard Enterprises, Inc., and QKids LLC. Also included in these figures are advertising and subscription video on demand (“VOD”) revenues, from multiple platforms, including Amazon and YouTube.

Television revenues: For Nine Months 2015, television revenues were $56.31 million (Nine Months 2014-$nil) which included an eight month period from July 31, 2014 through March 31, 2015, at the high end of Management's expectations for DHX Television. Approximately 86% or $48.60 million of the television revenues were subscriber revenues, while advertising, promotion, and digital revenues accounted for a combined 14% or $7.71 million of the total television revenues.

M&L-owned (including music and royalties): For Nine Months 2015, M&L-owned increased 25% (6% acquisitive and 19% organic) to $16.06 million (Nine Months 2014-$12.83 million). For Nine Months 2015, Yo Gabba Gabba! Live! revenues were up 8% to $3.40 million (Nine Months 2014-$3.14 million) following the completion of the 30 city, 58 show fall tour. For Nine Months 2015, the previously announced The Next Step Live on Stage tour revenues were $2.04 million (Nine Months 2014-$nil). For Nine Months 2015, other M&L-owned increased to $10.63 million, up 10% from $9.69 million for Nine Months 2014, as the Company began to recognize revenues of $0.98 million related to non-refundable minimum guarantees associated with Teletubbies and Twirlywoos M&L deals.

M&L-represented revenues: For Nine Months 2015, M&L-represented revenue was $9.56 million up 6% overall (Nine Months 2014-$8.98 million). These results were at the midpoint of Management's expectations, having benefited somewhat from tail winds created by the weakening Canadian dollar compared to the GBP.

Producer and service fee revenues: For Nine Months 2015, the Company earned $21.47 million for producer and service fee revenues, an increase of 49% (6% acquisitive and 43% organic) versus the $14.45 million for Nine Months 2014. This increase was a result of a combination of the acquisition of Nerd Corps, increased global demand for children's content, and the quality work being delivered by all of the Company's studios.

New media and rental revenues: For Nine Months 2015, new media revenues increased 52% (6% acquisitive and 46% organic) to $3.26 million (Nine Months 2014-$2.14 million) based primarily on timing of deliverables for the UMIGO project, which is expected to run through late calendar 2015.

Gross Margin

Gross margin for Nine Months 2015 was $107.37 million, an increase in absolute dollars of $56.80 million or 112% compared to $50.57 million for Nine Months 2014. DHX is pleased to report the overall gross margin for Nine Months 2015 at 56% of revenue, well within Management's expectations, driven by continued strong margins on new digital distribution deals, and proprietary production, and the impact of DHX Television. Gross margin for Nine Months 2015 was calculated as revenues of $192.87 million, less direct production costs and expense of investment in film of $82.78 million and $2.71 million expense of book value of acquired libraries, (Nine Months 2014-$86.39 million less $33.74 million and less $2.09 million, respectively).

For Nine Months 2015, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: production revenue margin of $13.63 million or 41%, net producer and service fee revenue margin of $7.92 million or 37%, distribution revenue margin of $38.64 million or 73% ($30.30 million or 57% when the remaining $8.33 million for the expense of acquired libraries below the line is considered), M&L-owned margin was $8.03 million or 50%, M&L-represented revenue margin was $9.56 million or 100%, and new media margin of $0.77 million or 24%. Gross margins for DHX Television were $28.83 million or 51%, calculated as revenue of $56.31 million less programming costs, third party content fees, and other direct creative costs of $27.48 million.

Production margin at 41%, varies on product delivery mix and was well within Management’s expectations. Producer and service fee margins can vary greatly and at 37% (as compared to 41% for Nine Months 2014) was well within Management’s expectations. Distribution margin can fluctuate greatly from title-to-title and at 73% was within Management’s expectations.

Operating Expenses (Income)

SG&A

SG&A costs for Nine Months 2015 were up 73% at $43.06 million compared to $24.89 million for Nine Months 2014. The increase in SG&A in Nine Months 2015 is mainly due to the full inclusion of $9.41 million for Nine Months 2015 (Nine Months 2014- $nil) for DHX Television, as well as the inclusion of Ragdoll, Epitome, and 99 days of Nerd Corps activities totaling $2.71 million for in Nine Months 2015 (Nine Months 2014-$nil). SG&A also reflects increased levels of SG&A within DHX Brands and DHX Distribution as Management has decided to add resources in these areas to take advantage of the M&L opportunities associated with Teletubbies and Twirlywoos and the global expansion of digital distribution platforms. SG&A also includes $3.09 million in non-cash share-based compensation (Nine Months 2014-$2.10 million). When adjusted, cash SG&A at $39.97 million was near the top end of Management’s Nine Months 2015 SG&A expectations.

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Amortization and Expense of Acquired Libraries, Below the Line

For Nine Months 2015, amortization and expense of acquired libraries was up 35% to $15.57 million (Nine Months 2014-$11.55 million). For Nine Months 2015, the expense of acquired libraries was up to $8.33 million due largely to the Ragdoll and Epitome acquisitions (Nine Months 2014-$7.19 million). This expense is shown below the line as it relates to the library titles that have a maximum 20 year life for expense purposes, have minimal ongoing cash costs associated with selling, and are viewed as long-term assets [note-the balance of expense of acquired library of $2.71 million (Nine Months 2014-$2.09 million) is shown as a reduction of gross margin noted above]. For Nine Months 2015, amortization of P&E was $2.46 million primarily due to the Epitome and DHX Television acquisitions (Nine Months 2014-$1.42 million). For Nine Months 2015, amortization of intangible assets was up 62% to $4.77 million primarily due to the Epitome, DHX Television, and Nerd Corps acquisitions (Nine Months 2014-$2.95 million).

Tangible Benefit Obligation

As previously disclosed in the Company's 2014 Annual MD&A and as part of the Canadian Radio-Television and Telecommunications commission ("CRTC") decision approving the Company's acquisition of DHX Television, the Company is required to contribute $17.31 million to provide tangible benefits to the Canadian broadcasting system over the next seven years. The tangible benefit obligation is subsequently adjusted for the incurrence of related expenditures, the passage of time, and for revisions to the timing of the cash flows. Changes in the obligation are recorded as accretion of long-term liabilities in the income statement. The tangible benefit obligation has been recorded in the statement of income at fair value on the date of acquisition, being the sum of the discounted future net cash flows and the same amount has been recorded as a liability as of the date of acquisition of DHX Television resulting in a non-recurring charge of $14.22 million during Nine Months 2015. Subsequent to the recognition of the liability, non-cash accretion expense is recorded on the tangible benefit obligation in finance expense, resulting in the recognition of $0.58 million in non-cash accretion expense during Nine Months 2015.

Development Expenses and Other Charges

During Nine Months 2015, there was $2.72 million for development expenses and other charges (Nine Months 2014-$0.82 million), which was made up of lease termination costs of $1.05 million associated with the Company's Toronto office relocation, $0.85 million in severance and other integration costs, and $0.81 million in development and other write downs.

Write-down of Certain Investments in Film and Television Programs

During Nine Months 2015, there was $0.53 million recorded for write-down of certain investments in film and television programs (Nine Months 2014-$0.19 million).

Acquisition Costs

During Nine Months 2015, there was $5.00 million for acquisition costs related to the purchase of Epitome, DHX Television, Echo Bridge, and Nerd Corps (Nine Months 2014-$2.09 million for Ragdoll, Epitome, and DHX Television).

Finance Income (Expense)

For Nine Months 2015, the Company recorded net finance expense of $4.14 million versus $1.46 million net finance expense for Nine Months 2014. Nine Months 2015 net finance expense consists of $10.43 million for interest on long-term debt and capital leases (Nine Months 2014-$1.90 million), $1.15 million for finance and bank charges including interest on the revolving line of credit (Nine Months 2014-$0.34 million), a debt extinguishment charge of $3.91 million, being the pro-rata share of the unamortized debt issue costs recorded at the time of repayment of the Amended Term Facility (see "Senior Unsecured Notes" section of the MD&A for more details) (Nine Months 2014-$nil) and accretion on the tangible benefit obligation of $0.58 million (Nine Months 2014-nil), offset by finance income of $0.22 million (Nine Months 2014-$0.10 million), changes in the fair value of the redemption option on the Senior Unsecured Notes of $1.34 million (Nine Months 2014-$nil), a foreign exchange gain of $10.28 million (Nine Months 2014-$0.68 million foreign exchange gain), and changes to the debt premium of the Senior Unsecured Notes of $0.09 million (Nine Months 2014-$nil).

Adjusted EBITDA

For Nine Months 2015, Adjusted EBITDA was $67.40 million, up $40.56 million or 151% over $26.84 million for Nine Months 2014. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted EBITDA" sections of this MD&A for the definition and calculation of Adjusted EBITDA.

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Income Taxes

Income tax for Nine Months 2015 was an expense of $6.30 million (Nine Months 2014-$2.79 million tax expense) made up of $12.78 million expense (Nine Months 2014-$2.13 million expense) for current income tax and deferred income tax recovery of $6.48 million (Nine Months 2014-$0.66 million expense).

Net Income (Loss) and Comprehensive Income (Loss)

For Nine Months 2015 net income was $15.84 million, compared to net income of $6.77 million for Nine Months 2014, an increase of $9.07 million in absolute dollars. For Nine Months 2015, net income normalized was $33.40 million, or $0.28 adjusted basic and $0.27 adjusted diluted earnings per share, adjusted for other identified charges totaling $17.57 million (net of $5.57 million tax effect), including tangible benefit obligation expense of $10.45 million, acquisition costs of $4.30 million, and a debt extinguishment charge of $2.82 million. Net income normalized is up 281% as compared to $8.77 million normalized net income for Nine Months 2014 adjusted for Ragdoll, Epitome, and DHX Television charges of $2.00 million (net of $0.86 million tax effect) or $0.08 adjusted basic and diluted earnings per share.

Comprehensive income for Nine Months 2015 was $6.37 million, compared to an income of $7.21 million for Nine Months 2014, or a decrease of $0.84 million in absolute dollars.

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SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for each of the last eight quarters with the last one being the most recent quarter ended March 31, 2015. In the opinion of Management, this information has been prepared on the same basis as the audited consolidated financial statements for the years ended June 30, 2014 and 2013 as filed on www.sedar.com or DHX’s website at www.dhxmedia.com, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and the notes to those statements. The operating results for any quarter should not be relied upon as an indication of results for any future period.

	Fiscal 2015[1]			Fiscal 2014[1]				Fiscal 2013[1]
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
(All numbers are in thousands	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun
except per share data)	$	$	$	$	$	$	$	$

Revenue	85,582	64,256	43,031	29,745	29,029	30,355	27,002	26,163
Gross Margin[2]	44,793	37,507	25,074	18,864	17,486	17,821	15,263	14,910
Adjusted EBITDA2 & 3	29,803	23,869	13,727	10,192	9,426	9,611	7,801	7,499
Net Income (Loss)	18,031	5,539	(7,733)	1,040	1,802	2,811	2,158	739
Normalized Net Income	18,031	9,832	5,535	2,551	2,580	3,166	3,021	2,759
Comprehensive Income (Loss)	13,771	3,222	(10,626)	2,197	1,658	2,089	3,464	(1,312)
Basic Earnings (Loss) Per Common Share[4]	0.15	0.05	(0.06)	0.01	0.02	0.03	0.02	0.01
Diluted Earnings (Loss) Per Common Share[4]	0.14	0.04	(0.06)	0.01	0.02	0.03	0.02	0.01
Adjusted Basic Earnings Per Common Share[4]	0.15	0.08	0.05	0.02	0.02	0.03	0.03	0.03
Adjusted Diluted Earnings Per Common Share[4]	0.14	0.08	0.05	0.02	0.02	0.03	0.03	0.03

1The financial information for the Q3 2015 includes the full results for all of the Company’s operations. The financial information for the Q2 2015 includes the full results for all of the Company’s operations except: i) the Echo Bridge assets, which were owned for 49 days; and ii) Nerd Corps, which had only 9 days of activity. The financial information for Q1 2015 includes financial information for all DHX segments except DHX Television, which only had 61 days of activity, the Echo Bridge assets, and Nerd Corps, as this was prior to these acquisitions. The financial information for Q4 2014 includes financial information for all DHX segments except Epitome, which only had 89 days of financial activity, and DHX Television, the Echo Bridge assets, and Nerd Corps, as this was prior to these acquisitions. The financial information for Q2 and Q3 2014 includes financial information for all DHX segments except Epitome and DHX Television, the Echo Bridge assets, and Nerd Corps, as this was prior to these acquisitions. Q1 2014 includes financial information for all DHX segments except Ragdoll, which only has 18 days of financial activity, and Epitome, DHX Television, the Echo Bridge assets, and Nerd Corps, as this was prior to these acquisitions. The financial information for Q4 2013 includes financial information for all DHX segments, except Ragdoll, Epitome, DHX Television, the Echo Bridge assets, and Nerd Corps, as this was prior to these acquisitions.

2Certain of the comparative Non-GAAP Financial Measures (“NGFM”) are adjusted for all necessary adjustments, consisting of normal recurring adjustments and any changes in the current definition of NGFM (see “Use of Non-GAAP Financial Measures” section of this MD&A for further details) (see “Reconciliation of Historical Results to Adjusted EBITDA” of this MD&A).

3Adjusted EBITDA is calculated as outlined in the “Use of Non-GAAP Financial Measures” and “Reconciliation of Historical Results to Adjusted EBITDA” sections of this MD&A as management believes the adjusted figures to be a more meaningful indicator of operating performance. Q3 2015 Adjusted EBITDA figures shown above were adjusted for acquisition charges of $nil, development, lease termination, severance, and other integration costs of $nil, share-based compensation expense $1.38 million, certain write-downs of investment in film of $0.53 million, development write downs of $0.81 million, and the tangible benefit obligation expense of $nil, offset by finance income excluding interest of $8.90 million; Q2 2015 Adjusted EBITDA figures shown above were adjusted for acquisition charges of $1.08 million, development, lease termination, severance, and other integration costs of $1.67 million, share-based compensation expense $1.11 million, finance expense excluding interest of $3.35 million and certain write-downs of investment in film of $0.02 million and the tangible benefit obligation expense of $nil; Q1 2015 - $3.92 million, $0.24 million, $0.61 million, income of $1.67 million, $nil and $14.22 million, respectively; Q4 2014 - $1.17 million, $1.44 million, $0.43 million, income of $0.24 million, $0.79 million and $nil, respectively; Q3 2014 - $0.35 million, $0.77 million, $0.22 million, income of $0.44 million, $nil and $nil, respectively; Q2 2014 - $0.51 million, $0.46 million, $0.35 million, $0.28 million, $0.19 million and $nil, respectively; Q1 2015 - $1.23 million, $nil, $0.59 million, income of $0.52 million, $nil and $nil, respectively; Q4 2013 - $0.41 million, $2.58 million, $0.37 million, income of $0.96 million, $0.61 million and $nil, respectively.

4Note for Fiscal 2015 basic earnings per common share is $0.13 and diluted earnings per common share is $0.13, however due to rounding Q1-Q3 2015 sums to $0.14 and $0.12 respectively. Note for Fiscal 2014 basic and diluted earnings per common share is $0.07, however, due to rounding Q1-Q4 2014 sums to $0.08.

5Basic normalized and diluted normalized earnings per share for Q3 2015 do not contain any adjustments for identified costs; Q2 2015-DHX Television, Echo Bridge, and Nerd Corps acquisition costs and identified charges of $1.48 million (net of $0.40 million tax recovery) and a debt extinguishment charge of $2.82 million (net of a tax effect of $1.10 million); Q1 2015 - DHX Television and Echo Bridge and identified charges of $2.82 million (net of $1.10 million tax effect) and tangible benefit obligation expense of $10.45 million (net of tax effect of $3.77 million); Q4 2014 - Epitome and DHX Television charges of $1.50 million (net of $0.68 million tax effect); Q3 2014-Ragdoll, Epitome and DHX Television charges of $0.78 million (net of $0.33 million tax effect); Q2 2014 - Ragdoll and DHX Television charges of $0.36 million (net of $0.15 million tax effect); Q1 2014 - Ragdoll charges of $0.86 million (net of $0.37 million tax effect); Q4 2013 - Cookie Jar charges of $2.02 (net of $0.70 million tax effect) to the period net income and dividing by the number of weighted average common shares outstanding for basic and diluted for each quarter (Q3 2015 - 123,207 and 126,098; Q2 2015 - 120,414 and 123,602; Q1 2015 - 119,894 and 122,969; Q4 2014 - 119,585 and 122,485; Q3 2014 - 116,191 and 119,378; Q2 2014 - 108,185 and 112,284; Q1 2014 - 102,778 and 106,515; and Q4-2013 - 102,410 and 105,507 respectively).

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Results for the three months ended March 31, 2015 (“Q3 2015”) compared to the three months ended March 31, 2014 (“Q3 2014”)

Revenues

Revenues for Q3 2015 were $85.58 million, up 195% from $29.03 million for Q3 2014. The increase in Q3 2015 was partially due to the acquisition of DHX Television on July 31, 2014, which accounted for $20.41 million or 70% of the growth, as well as increases in distribution, which accounted for 71% of the growth, proprietary production, which accounted for 31% of the growth, producer and service fee revenue, which accounted for 9% of the growth, and an 12% increase in M&L-owned.

Proprietary production revenues: Proprietary production revenues for Q3 2015 were $15.05 million, an increase of 153% (84% acquisitive and 69% organic) compared to $5.94 million for Q3 2014. For Q3 2015, the Company added 60.0 half-hours to the library versus 53.0 half-hours for Q3 2014. The increase in both the number of half-hours and the proprietary production revenue was expected and due largely to the timing of scheduled Q3 2015 proprietary production deliveries and was in line with Management's expectations. Fiscal 2015 deliveries are tracking to previously reported annual expectations (see delivery chart below for further details).

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The breakdown for content library deliveries (including proprietary deliveries and deliveries on IP rights for third party produced titles) and dollar value subtotals per category for Q3 2015 and Q3 2014 was as follows:

		Q3 2015		Q3 2014
Category and Title	Season or Type	$ Million	Half-hours	$ Million	Half-hours

Children's and Family:

Proprietary
Degrassi	XIV		9		—
Dr. Dimensionpants	I		—		6 1
Ella the Elephant	I		—		N/A .
Endangered Species	II		5		—
Hank Zipzer	I		—		11
Inspector Gadget	I		10		—
Looped	I		12		—
Make It Pop	I		4
Open Heart	I		10		—
Subtotals		$12.88	50	$3.92	17

Other Proprietary Titles with Canadian and Other Rights
Doozers	I		—		26
Subtotals			—	—	26

Total Children's and Family		$12.88	50	$3.92	43

Comedy:

Proprietary
This Hour Has 22 Minutes	XXI		—		10
This Hour Has 22 Minutes	XXII		10		—
Total Comedy		$2.17	10	$2.02	10

Total Proprietary		$15.05	60	$5.94	27
Total Other Proprietary Titles with Canadian and Other Rights		—	—	—	26
		$15.05	60	$5.94	53

1N/A – Not applicable as deliveries of half-hours have either already been counted when title delivered in the first instance or in the case of the shows using percentage of completion method, may not yet be delivered.

Distribution revenues: For Q3 2015, distribution revenues were up 210% to $30.48 million (57% acquisitive and 153% organic), from $9.83 million for Q3 2014, primarily due to the continuing growth of new digital customers, platforms, and territories and was well above Management's expectations. Q3 2015 distribution revenues included $12.78 million in streaming revenues for Degrassi, a portion of which represented a catch up from calendar 2014. For Q3 2015, the Company closed significant deals, among others previously announced, as follows: The Orchard Enterprises, Inc., Netflix, Inc., and Hulu, LLC. Also included in these figures are advertising and subscription video on demand ("VOD") revenues, from multiple platforms including Amazon and YouTube. The net margin contribution from the Google (YouTube.com) relationship for Q3 2015 was $1.88 million, up 88% over Q3 2014 (gross revenue-$3.41 million) (Q3 2014-net margin contribution $1.00 million (gross revenue-$1.82 million)).

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Television revenues: For Q3 2015, television revenues were $20.41 million (Q3 2014-$nil), which was at the high end of Management's expectations for DHX Television. Approximately 90% or $18.28 million of the television revenues were subscriber revenues, while advertising, promotion, and digital revenues accounted for a combined 10% or $2.14 million of the total television revenues.

M&L-owned (including music and royalties): For Q3 2015, M&L-owned increased 96% (28% acquisitive and 68% organic) to $6.40 million (Q3 2014-$3.27 million). For Q3 2015, The Next Step Live on Stage tour generated revenues of $2.04 million, while Yo Gabba Gabba! Live! show had a reversal of revenues of $0.08 million due to a small difference between estimates and actuals, which was down from Q3 2014 of $0.63 million for Yo Gabba Gabba! Live! as Q3 2014 had an active Yo Gabba Gabba! Live! tour. For Q3 2015, the remaining M&L-owned was $4.45 million, up 69% as compared to $2.64 million for Q3 2014, as the Company began to recognize revenues of $0.98 million related to non-refundable minimum guarantees associated with Teletubbies and Twirlywoos M&L deals.

M&L-represented revenues: For Q3 2015, M&L-represented revenues were up $0.13 million to $3.50 million compared to Q3 2014 at $3.37 million, and were in line with Q3 2015 expectations as the results benefited somewhat from tail winds created by the weakening Canadian dollar compared to the GBP.

Producer and service fee revenues: For Q3 2015, the Company earned $8.21 million for producer and service fee revenues, an increase of 45% (13% acquisitive and 32% organic) versus the $5.66 million from Q3 2014. This increase was a result of a combination of the acquisition of Nerd Corps and increased global demand for children's content.

New media revenues: For Q3 2015, new media revenues were up $0.57 million or 59% (14% acquisitive and 45% organic) to $1.53 million (Q3 2014-$0.96 million) based primarily on scheduled timing of certain UMIGO and other interactive deliverables.

Gross Margin

Gross margin for Q3 2015 was $44.79 million, an increase in absolute dollars of $27.31 million or 156% compared to $17.48 million for Q3 2014. DHX is pleased to report the overall gross margin for Q3 2015 at 52% of revenue which was near the midpoint of Management's expectations as the result of strong margins for digital distribution deals, overall distribution margins, producer and service fee margins, and blended somewhat by DHX Television (50%). Gross margin for Q3 2015, including DHX Television, was calculated as revenues of $85.58 million, less direct production costs and expense of investment in film of $39.36 million and $1.43 million expense of book value of acquired libraries, (Q3 2014-$29.03 million less $10.68 million and less $0.87 million, respectively). Gross margins for DHX Television were 50% or $10.14 million, calculated as revenue of $20.41 million, less programming costs, third party fees, and other direct creative costs of $10.27 million.

For Q3 2015, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: production revenue margin of $5.52 million or 37%, net producer and service fee revenue margin of $2.66 million or 32%, distribution revenue margin of $20.38 million or 67% ($16.78 million or 55% when the remaining $3.59 million for the expense of acquired libraries below the line is removed), television margin was $10.14 million or 50%, M&L-owned margin was $2.13 million or 33%, M&L-represented revenue margin was $3.50 million or 100%, and new media margin of $0.46 million or 30%.

Operating Expenses (Income)

SG&A

SG&A costs for Q3 2015 increased 98% to $16.36 million compared to $8.28 million for Q3 2014. For Q3 2015, SG&A includes $3.24 million (Q3 2014-$nil) for DHX Television, as well as the inclusion of Epitome, Nerd Corps, and an increased level of SG&A at Ragdoll totaling $1.19 million. SG&A also reflects increased levels of SG&A within DHX Brands and DHX Distribution as Management has decided to add resources in these areas to take advantage of the M&L opportunities associated with Teletubbies and Twirlywoos and the global expansion of digital distribution platforms. SG&A includes $1.38 million (Q3 2014-$1.16 million) in non-cash share-based compensation. When adjusted, cash SG&A at $14.98 million was slightly above Management’s quarterly SG&A expectations as a result of the decisions Management took noted above (see "Outlook" section of this MD&A for Management's revised cash SG&A targets).

Amortization and Expense of Acquired Libraries, Below the Line

For Q3 2015, amortization and expense of acquired libraries was up 23% to $7.03 million (Q3 2014-$5.70 million). For Q3 2015, the expense of acquired libraries was $3.59 million, primarily due to the Cookie Jar, Epitome, and Ragdoll acquisitions (Q3 2014-$4.15 million). This expense is shown below the line as it relates to the library titles that have a maximum 20 year life for expense purposes, have minimal ongoing cash costs associated with selling, and are viewed as long-term assets [note-the balance of expense of acquired library of $1.43 million (Q3 2014-$0.87 million), relating to the book value of the investment in film upon acquisition, is shown as a reduction of gross margin noted above]. For Q3 2015, amortization of P&E was up 79% to $0.86 million primarily due to the Epitome, DHX Television, and Nerd Corps acquisitions (Q3 2014-$0.48 million). For Q3 2015, amortization of intangible assets was up 140% to $2.57 million primarily due to the Epitome, DHX Television, and Ragdoll acquisitions (Q3 2014-$1.07 million, Cookie Jar and Ragdoll only).

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Tangible Benefit Obligation

Subsequent to the recognition of the Tangible Benefit Obligation in Q1 2015, non-cash accretion expense is recorded on the tangible benefit obligation in finance expense, resulting in the recognition of $0.22 million in non-cash accretion expense during Q3 2015 (Q3 2014-$nil) (please see Tangible Benefit Obligation under Nine Months Results for further details).

Development Expenses and Other Charges

During Q3 2015, there was $0.81 million recorded for other charges (Q3 2014-$0.78 million development expenses), due to development and other write offs.

Write-down of Certain Investments in Film and Television Programs

During Q3 2015, there was $0.52 million recorded for write-down of certain investments in film and television programs (Q3 2014-$nil).

Acquisition Costs

During Q3 2015, there were no amounts recorded for acquisition costs related to the purchase of Echo Bridge, DHX Television, and Nerd Corps (Q3 2014-$0.35 million for Ragdoll and DHX Television).

Finance Income (Expense)

For Q3 2015, the Company recorded net finance income of $4.63 million versus $0.29 million net finance expense for Q3 2014. Q3 2015 net finance income consists of $4.06 million for interest costs on long-term debt and capital leases (Q3 2014-$0.53 million), $0.26 million for finance and bank charges including interest on the revolving line of credit (Q3 2014-$0.23 million), and accretion on the tangible benefit obligation of $0.22 million (Q3 2014-$nil), offset by finance income of $0.04 million (Q3 2014-$0.04 million), changes in the fair value of the redemption option on the Senior Unsecured Notes of $1.07 million (Q3 2014-$nil), a foreign exchange gain of $7.98 million (Q3 2014-$0.44 million foreign exchange gain), and changes to the debt premium on Senior Unsecured Notes of $0.07 million (Q3 2014-$nil).

Adjusted EBITDA

For Q3 2015, Adjusted EBITDA was $29.80 million, up $20.38 million or 216% over $9.43 million for Q3 2014. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted EBITDA" sections of this MD&A for the definition and calculation of Adjusted EBITDA.

Income Taxes

Income tax for Q3 2015 was an expense of $6.67 million (Q3 2014-$0.29 million tax expense) made up of $4.63 million expense (Q3 2014-$1.43 million expense) for current income tax and deferred income tax expense of $2.04 million (Q3 2014-$1.14 million recovery).

Net Income and Comprehensive Income

For Q3 2015 net income was $18.03 million, compared to net income of $1.80 million for Q3 2014, or an increase of $16.23 million in absolute dollars. For Q3 2015, net income normalized was $18.03 million or $0.15 adjusted basic and $0.14 diluted earnings per share, as compared to $2.58 million normalized net income for Q3 2014 for Ragdoll charges of $0.78 million (net of $0.33 million tax effect) or $0.02 adjusted basic and diluted earnings per share.

Comprehensive income for Q3 2015 was $13.77 million, compared to a comprehensive income of $1.66 million for Q3 2014, or an increase of $12.11 million in absolute dollars.

15

Liquidity and Capital Resources

	March 31,	June 30,
	2015	2014
	$	$
	(Amounts in Thousands, Except Balance Sheet Ratios)
Key Balance Sheet Amounts and Ratios:
Cash and restricted cash	32,565	26,711
Long-term assets	364,916	155,595
Working capital	207,969	141,847
Long-term and other liabilities	317,642	74,093
Working capital ratio (1)	2.07	2.12

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
	$	$	$	$
Cash Inflows (Outflows) by Activity:
Operating activities	20,095	(3,196)	20,948	2,231
Financing activities	(6,106)	(814)	197,019	44,776
Investing activities	(9,143)	(2,094)	(212,716)	(29,977)
Effect of foreign exchange rate changes on cash	335	395	607	606
Net cash inflows (outflows)	5,181	(5,709)	5,858	17,636

Adjusted Operating Activities(2)	23,188	(6,944)	35,206	(4,634)

(1)	Working capital ratio is current assets divided by current liabilities (see the unaudited interim condensed consolidated financial statements for the three and nine months ended March 31, 2015 and 2014).

(2)	For the three and nine months ended March 31, 2015, cash inflows from Adjusted Operating Activities were $23,188 and $35,206, respectively (three and nine months ended March 31, 2014 -$(6,944) and $(4,634), respectively) calculated as cash inflows from operating activities of $20,095 and $20,948, respectively (2014- $(3,196) and $2,231, respectively) adjusted by proceeds from interim production financing net of bank indebtedness changes and decrease in restricted cash related to production, excluding financing and investing components, of $3,093 and $9,263, respectively (2014-repayment of $(4,095) and $(8,952) respectively), and acquisition costs of $nil and $4,995, respectively (2014-$347 and $2,087, respectively). See “Use of Non-GAAP Financial Measures” section of this MD&A for a definition of Adjusted Operating Activities. Q3 2014 Adjusted Operating Activities differ from the Q3 2014 MD&A due to Management's decision to change the definition of this calculation.

Changes in Cash

Cash at March 31, 2015 was $32.54 million, as compared to $27.36 million and $26.68 million at December 31, 2014 and June 30, 2014, respectively.

For nine months ended March 31, 2015, cash flows provided by operating activities were $20.95 million. Cash flows used for operating activities were net income of $15.84 million and adding back non-cash items of amortization of P&E, intangible assets, finance fee expense, debt extinguishment charge, tangible benefit obligation expense and the related accretion, write-down of certain investment in film and television programs, and share-based compensation of $2.46 million, $4.77 million, $1.09 million, $3.91 million, $14.79 million, $0.53 million, and $3.09 million, respectively. Cash flows used in operating activities were $0.61 million for unrealized foreign exchange gain, $0.09 million for amortization of debt premium, $1.34 million for the movement in fair value of the redemption option, $6.48 million for deferred income tax recovery, and $9.62 million for net change investment in film and television programs, and $7.41 million net change in non-cash balances related to operations.

For nine months ended March 31, 2015, cash flows provided by financing activities were $197.02 million. Cash flows used in financing activities resulted from dividends paid of $4.75 million, the change in deferred financing fees of $0.29 million, repayment of bank indebtedness of $4.93 million, and repayments on long term debt of $158.32 million. Cash flows from financing activities were provided by proceeds from employee share purchase loan, options, and warrants of $1.25 million, proceeds from interim production financing of $3.88 million, and proceeds from long-term debt of $360.17 million.

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For nine months ended March 31, 2015, cash flows used in investing activities were $212.72 million. Cash flows used in investing activities were $208.06 million for business acquisitions, acquisition of P&E of $4.39 million, and $0.27 million for cost of internally generated intangible assets.

Working Capital

Working capital (“Working Capital”) represents the Company’s current assets less current liabilities. Working Capital increased by $66.12 million as at March 31, 2015 versus June 30, 2014.

Based on the Company’s current revenue expectations for Fiscal 2015, which are based on contracted and expected production, distribution, M&L, broadcasting, and other revenue, the Company believes cash generated from operations and will be sufficient to satisfy Working Capital needs for at least the next twelve months. Management believes the current Working Capital surplus totaling $207.97 million is sufficient to execute its current business plan.

Amended and Restricted Senior Credit Facilities

Concurrently with the closing of the acquisition of the DHX Television, the Company entered into an Amended and Restated Senior Secured Credit Agreement (the “Amended Senior Secured Credit Agreement”) with a syndicate of lenders, which amended the terms of the existing credit facilities. The Amended Senior Secured Credit Agreement provides for a revolving facility (the “Amended Revolving Facility”) of up to $30,000 and a term facility (the “Amended Term Facility”) of up to $235,000, maturing on July 31, 2019.

Effective November 13, 2014, commensurate with the closing of the Company’s acquisition of the Echo Bridge assets, the Amended Term Facility was amended to include an additional principal amount of US$12,000, also maturing on July 31, 2019.

Effective December 23, 2014, commensurate with the closing of the Company’s acquisition of Nerd Corps, the Amended Term Facility was amended to include an additional principal amount of $20,000, also maturing on July 31, 2019.

The Amended Revolving Facility may be drawn down by way of either $CDN bankers acceptances, $CDN prime, $USD base rate, $USD LIBOR, €EUR LIBOR and/or £GBP LIBOR advances (the "Drawdown Rate") and bears interest at a floating rate ranging from the Drawdown Rate +1.25% to +4.50%. The Amended Term Facility may be drawn down by way of the Drawdown Rate and bears interest at a floating rate ranging from the Drawdown Rate +1.25% to +4.50%. The Amended Term Facility is repayable in annual amortization payments (expressed as a percentage of the initial principal amount of the Amended Term Facility) of 10% annually, payable in equal quarterly installments on the last day of each quarter, which commenced in Q2 2015, with the remaining amount due on maturity.

All amounts borrowed pursuant to the Amended Senior Secured Credit Facility are guaranteed by the Company and certain of its subsidiaries (the "Guarantors"), with certain of the Company’s subsidiaries providing a first priority security interest in respect of all of their capital stock in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Company and the Guarantors.

Pursuant to entering into the Amended Senior Secured Credit Agreement, the Leverage Ratio, with which the Company must comply, was amended such that the Company must maintain its Leverage Ratio at less than 4.00 times, incrementally declining to less than 2.5 times by June 2017.

Senior Unsecured Notes

On December 2, 2014, the Company completed a private placement of senior unsecured notes due on December 2, 2021 with an aggregate principal amount of $175.0 million (the “Senior Unsecured Notes” or "Notes"). The Senior Unsecured Notes bear interest at 5.875% per annum, payable semi-annually in arrears on June 2 and December 2 of each year until maturity. The first interest payment will be paid on June 2, 2015. The Senior Unsecured Notes are guaranteed by the Company and certain of its subsidiaries and are unsecured obligations.

As at March 31, 2015, the outstanding amount due on the Senior Unsecured Notes was $175.0 million (June 30, 2014 - $nil).

Net proceeds of $169.76 million from the issuance of the Senior Unsecured Notes were used to repay indebtedness under the Company’s Amended and Restated Senior Secured Credit Agreement, with $18.0 million being repaid on the Amended Revolving Facility and $151.76 million being repaid on the Amended Term Facility, resulting in the recognition of a debt extinguishment charge of $3.91 million, being a portion of the previously unamortized debt issue costs on the Amended Term Facility at the time of principal repayment.

The Senior Unsecured Notes contain a redemption option (the “Redemption Option”) whereby the Company can redeem all or part of the Senior Unsecured Notes at a premium. The Redemption Option is required to be accounted for as an embedded derivative financial instrument. On initial recognition, the Redemption Option is recorded at its calculated fair value and grouped with the Senior Unsecured Notes. The Redemption Option is adjusted to its fair value at each reporting date and any change in fair value is recorded within finance expense in the consolidated statement of income. On initial recognition, the carrying value of the Senior Unsecured Notes was increased by the amount as the debt premium arising from the Redemption Option, and is amortized over the term of the Senior Unsecured Notes.

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The Notes contain non-financial covenants and customary events of default clauses. As of March 31, 2015, the Company was in compliance with all of its covenants under the Notes.

Production Financing Agreement

On August 5, 2014, the Company entered into an agreement with CIBC Commercial Banking to provide a $20.00 million demand revolving loan, available by way of an unlimited number of individual loans (the “Segment Loans”) made to finance production expenses related to eligible productions (the “Eligible Productions”). The Segment Loans may be drawn down in either Canadian dollars or US dollars and bear interest of $CDN prime plus 0.75% or $USD base rate plus 0.75%, respectively. Each Segment Loan is secured by the tangible and intangible assets of each Eligible Production, assignment and direction of production financing contracts and tax credits and a subordinated, unsecured guarantee from DHX Media Ltd.

Capital Management

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution, broadcasting, and licensing of its film and television properties.

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors such as material acquisitions and including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the Board of Directors.

The Company monitors capital using a number of financial ratios, specifically, as at March 31, 2015, under the new Credit Facilities, including but not limited to:

•	Leverage Ratio, defined as funded debt (the total of all obligations for borrowed money which bear interest or imputed interest, excluding interim production financing, all capital lease obligations, and any contingent liabilities) (“Funded Debt”) to consolidated adjusted EBITDA (rolling consolidated adjusted EBITDA (pro-forma last 12 months) less foreign exchange gains or losses on intercompany debt, production-related EBITDA and certain acquisition costs); and

•	The Fixed Charge Ratio, defined as consolidated adjusted EBITDA less current income taxes and unfunded capital expenditures to fixed charges (consolidated interest expense and scheduled principal payments on Funded Debt).

The following table illustrates the financial ratios calculated on a rolling twelve-month basis as at:

	Measure targets	March 31, 2015
Leverage Ratio	< 4.00x	3.13x
Fixed Charge Ratio	> 1.5x	3.79x

The Company is in compliance with these ratios.

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Contractual Obligations6

As of March 31, 2015

Payments Due by Period

			Fiscal	Fiscal	After Fiscal
	Total	Fiscal 2015	2016-2017	2018-2019	2020
	$	$	$	$	$
(All amounts are in thousands)
Bank indebtedness (1)	—	—	—	—	—
Capital lease for equipment (2)	2,338	236	1,674	380	48
Other Liability (3)	17,313	2,473	4,946	4,946	4,948
Long-term debt payments (principal and interest) (4)	378,260	7,003	54,745	52,428	264,084
Operating leases (5)	18,850	1,540	10,744	5,014	1,552

Total Contractual Obligations	416,761	11,252	72,109	62,768	270,632

(1)	Revolving Facility with a maximum amount of $30.0 million bearing implied interest based on Bankers Acceptances at 5.04%.
(2)	Pursuant to finance leases for video editing, leaseholds, and other office and production equipment, the obligations bear implied interest ranging from 4.0% to 9.8% and mature from January 2015 to February 2019. Principal balances are included in note 9 to the unaudited interim condensed consolidated financial statements for the three and nine months ended March 31, 2015.
(3)	Other liability includes tangible benefit obligation per DHX Television acquisition (see note 3 to the unaudited interim condensed consolidated financial statements for three and nine months ended March 31, 2015 for details).
(4)	See note 9c to the unaudited interim condensed consolidated financial statements for three and nine months ended March 31, 2015 for details.
(5)	Pursuant to operating leases. See note 16 to the unaudited interim condensed consolidated financial statements for the three and nine months ended March 31, 2015 for details.
(6)	In addition to the totals above, the Company has interim production financing owing in the amount of $56.27 million (see note 9b to the unaudited interim condensed consolidated financial statements for the three and nine months ended March 31, 2015 for further details).

Outlook

The Company’s March 31, 2015 balance sheet remains strong with approximately $32.57 million in cash on hand. Management continues to focus on its core strengths of developing, producing, distributing its 11,000 half-hour library, and licensing the best possible quality Children’s and Family programs with the goal of increasing cash flows from operations and profitability through existing production and distribution streams and emerging distribution including digital, music and M&L opportunities and now DHX Television. The Company is committed to growing its content library annually by a goal of 1-2% (approximately 100-200 half-hours) organically and through acquisitions of third party titles.

Management is pleased to provide its increased and updated annual 2015 outlook below.

Management’s Annual Targets

Management targets the mid-point of the ranges that follow. The low-end represents contractual likely sales or Management’s conservative estimates for each revenue stream. For example, for production revenue, proprietary shows currently in production and contracted would fall in the low-end of the range and only be subject to delivery or scheduling risk. For distribution and M&L-owned, Management’s low-end estimate is based on the Company’s existing experience in executing and closing licensing deals and its ability to pull a reasonable amount of the potential sales through the pipeline. The high-end represents the likely upper boundary of additional possible licensing deals based on taking a more aggressive view on the existing pipeline. These potential additional licensing deals are mostly not yet contracted.

Revenues

For Fiscal 2015, DHX’s targets for production revenue and producer and service fee revenues, including Epitome and Nerd Corps are as follows: $41-43 million and $27-30 million, respectively.

For Fiscal 2015, Management’s target is a range of $66-71 million for distribution (library) revenues, including the properties acquired from the Ragdoll and Epitome acquisitions and YouTube.

For Fiscal 2015, DHX’s target for M&L on owned brands (Yo Gabba Gabba!, Caillou, Richard Scarry’s Busy Town Mysteries, Johnny Test, and now including Teletubbies, In the Night Garden, and Degrassi) including music and royalty revenue is $20-22 million.

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For Fiscal 2015, Management’s target is $13-14 million in revenues for M&L represented for CPLG. It is worth noting that because CPLG is a licensing agency, there is very little direct cost of goods sold (historically 5-15%) and the majority of the expenses against this category are SG&A and are included in DHX’s SG&A targets noted below.

For Fiscal 2015, new media and other revenue is targeted in the range of $4-4.5 million, including the property UMIGO.

For Fiscal 2015, Management is targeting revenues of $76-78 million from its newly acquired DHX Television Business which was acquired on July 31, 2014 and now operates as DHX Television. This represents the target for 11 months in Fiscal 2015.

Gross Margins

For Fiscal 2015, Management has set the following target ranges for gross margins across its various revenue categories. Gross margin ranges are as follows: 35-45% for proprietary production, 35-40% for producer and service fee, 65-75% for distribution, 50-53% for DHX television, 55-65% for M&L-owned and for music and royalty, 95-100% for M&L-represented, 20-30% for new media and other.

Operating Expenses (Income)

For Fiscal 2015, DHX expects quarterly cash SG&A (revised slightly upward) to range from $13.5-14.5 million, including Ragdoll, Epitome, DHX Television, and Nerd Corps.

For Fiscal 2015, amortization for all categories and expense of acquired libraries for all categories (note: this is the amortization for below the line only and excludes expense of film and television and expense of book value of acquired libraries) and normalized development expense when considered together are expected to be in the range of $16.5-18 million. For Fiscal 2015, non-cash share-based compensation and other expenses (including acquisition costs) are expected to be in the following ranges respectively: $3.5-4.5 million and $6-8 million. For Fiscal 2015, cash finance expense is expected to range from $14-16 million, including the costs associated with the Ragdoll, Epitome, Echo Bridge, DHX Television and Nerd Corps acquisitions.

As previously disclosed, in Q1 2015, the Company recorded a non-recurring expense for the tangible benefit obligation related to the acquisition of DHX Television of $14.2 million, which is further detailed in the section entitled "Tangible Benefit Obligation" under Operating Expenses (Income).

Live Tours Update

As reported and during Q2 2015, the Company completed a Yo Gabba Gabba! Live! show covering 30 cities and 58 shows. The Company is evaluating opportunities for future Yo Gabba Gabba! Live! shows and will provide an update as these plans unfold in upcoming quarters.

During Q3 2015, The Next Step Live on Stage completed a successful 28 city, 46 show tour targeting smaller venues (approximately 800-1,200 seats) across Canada, the tour generated approximately $2 million in revenue and the Company is already evaluating options for a second tour in Fiscal 2016. Commissioned by DHX Television's Family Channel, The Next Step is a highly-rated dance drama produced by Temple Street Productions.

Recent Transactions

DHX Television Acquisition

On July 31, 2014, DHX Media acquired all of the shares of 8504601 Canada Inc. from Bell Media Inc. for cash consideration of $170 million, subject to customary closing adjustments, and subsequently renamed the acquired company DHX Television. DHX Television is the corporation operating the English-language Category A pay television undertaking known as Family or Family Channel, including its multiplex feed known as Disney Junior , the French-language Category B specialty television undertaking known as Disney Junior, and the English-language Category B specialty television undertaking known as Disney XD.

Concurrently with the acquisition of DHX Television, and as a condition of the closing, DHX entered into a new network affiliation agreement with an affiliate of Bell for the carriage of Family Channel Business services, with a term ending December 31, 2018.

DHX Television Tangible Benefits Obligation

As previously noted and as part of the CRTC decision approving the transaction, the Company is required to contribute $17.31 million to provide tangible benefits to the Canadian broadcasting system over the next seven years. The contributions will be used for on-screen benefit initiatives such as licensing and production of original English-language programming of national interest, partnerships with public broadcasters and Aboriginal Peoples Television Network ("APTN") to co-fund programming, subject to the demand and interest of the public broadcasters and APTN, digital media initiatives associated with productions created under the initiatives set out above, and creation of a Family and Children's Development Fund, and social benefits such as regional opportunities and training in script writing for children's programming.

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Summary of Key DHX Television Business Assets

The DHX Television business is one of Canada's largest and most prominent family and children's entertainment broadcast companies. The business operates four Canadian children's television channels, Family Channel, Disney Junior (English) (which is a multiplex channel of Family Channel), Disney Junior (French), and Disney XD.

The four channels provide specialty and pay broadcast services to various Canadian cable and satellite television distributors (ie: broadcast distribution undertakings or "BDUs").

Family Channel and Disney Junior (English) are licensed as a pay television service and therefore derive revenues primarily through subscription fees earned by charging a monthly subscriber fee to BDUs. Disney XD has a specialty television license, which permits it to generate advertising revenues, as well as charging a subscription fee. Disney Jr. French also has a specialty television license, but because its target audience is 2-5 year olds, its advertising revenue is insignificant, so most of its revenues are from subscription fees.

In addition to linear television, each of the four channels also have multiplatform applications which allow for its content to be distributed across a number of platforms (including BDU, online, and mobile), both on-demand and streamed. All the services are available in high-definition. The primary target audience for these services consists of authenticated BDU subscribers, which avoids cannibalizing BDU-generated revenues.

Additionally, the four channels are supported by popular and robust web sites designed to engage viewers and support their loyalty to the brands. The sites feature games, short and long form video content, contests, music videos, and micro-sites of the most popular shows. Traffic to the sites is monetized through advertising and sales sponsorships. The services also are present on social media platforms including YouTube, Facebook and Twitter.

DHX Television is headquartered in Toronto, Ontario and employs approximately 85 people and does not own any real estate.

Extension of the Family Channel Brand

On April 15, 2015, the Company announced that it will be rebranding three of the channels and transitioning its content supply agreement with the Walt Disney Company (“Disney”). Building on the Family Channel’s strong and trusted brand, the Company intends to rebrand its preschool channels targeting kids 2-6 in English and French as Family Junior and Famille Junior, respectively, and our channel targeting kids 6-12 will be rebranded as Family XTRM. The new brands will debut by November 30, 2015.

DHX Television will commence with the new and original lineup beginning in January 2016. Until that time, the channels will continue to broadcast Disney content. The content driven strategy and rebranding will be built upon on the following: i) commissioning new and original content, including utilizing its own proprietary animation and production teams; ii) leveraging its 11,000 + half-hour library; and iii) augmenting its content strategy with new and compelling content supply agreements.

As previously announced, through the integration of DHX Television into DHX, for Fiscal 2016, management expects cost synergies of $10-14 million ($8-12 million for programming cost reductions and $1-2 million for SG&A cost synergies). Management expects the cost of achieving these synergies including marketing and launch costs related to the rebranding and the implementation of its content focused strategy to be $3-4 million.

In conjunction with the announcement of the rebranding and consistent with the planned strategy, the Company entered into a multi-year agreement with Mattel that brings more than 70 hours of new episodes and specials to air on DHX Television’s networks. The deal will see the addition of content from premiere Mattel brands such as Barbie™, Monster High®, Hot Wheels®, Thomas & Friends® and Bob the Builder® across DHX Media’s channels.

Nerd Corps Acquisition

On December 23, 2014, the Company acquired all of the outstanding shares of Nerd Corps and its subsidiaries, which brings more than 200 half hours of proprietary children’s content, including the comedy adventure series Slugterra, and Nerd Corps’ talented creative team. The total consideration will be up to $59,115 and is comprised of cash of $33,040 and 2,693,748 common shares of the Company, valued at $26,075. At closing, $27,690 was paid in cash, funded through an addition to the Company’s Amended and Restated Senior Secured Credit Agreement, and the common shares were issued. The remainder of the consideration is subject to a working capital adjustment of up to $5,000, based on the opening balance sheet and is payable over a period of 18 months from closing, subject to certain restrictions and adjustments.

In addition to the library of more than 200 half hours and the synergies that will occur as a result of the combined library, by acquiring Nerd Corps, the Company has added key senior management to its creative and operational teams and expects to benefit from the increased size and capacity of the combined operations. The Company does not expect to realize material synergies as a result of this acquisition.

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Echo Bridge Library Acquisition

On November 13, 2014, the Company acquired a library of approximately 1,200 half hours consisting of predominantly children's and family programming to DHX's existing library, specifically consisting of the outright ownership of 117 titles and distribution rights for an additional 34 titles, including more than 35 television series and more than 35 feature films and television specials in the children's and family programming space, including all international distribution rights to the Company’s Degrassi, Instant Star and The L.A. Complex series, from Echo Bridge Entertainment LLC and Alliance Atlantis International Distribution, LLC a Delaware Limited Liability Company (collectively, “Echo Bridge”) for US $12,000 in cash, which was funded through a US $12, 000 addition to the Company’s Amended and Restated Senior Secured Credit Agreement.

Seasonality

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s continued diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from period-to-period.

Critical Accounting Estimates

The preparation of the financial statements in conformity with IFRS requires Management to make estimates, judgments, and assumptions that Management believes are reasonable based upon the information available. These estimates, judgments, and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year or period. Actual results can differ from those estimates (refer to page 2 of this MD&A for more information regarding forward-looking information). For a discussion of all of the Company’s accounting policies, refer to note 3 of the audited consolidated financial statements for the years ended June 30, 2014 and 2013 on www.sedar.com or DHX’s website at www.dhxmedia.com.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, restricted cash, amounts receivable, long-term amounts receivable, long-term investment, bank indebtedness, interim production financing, accounts payable and accrued liabilities, long-term debt and obligations under finance leases, and the other liability. The Company, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: credit risk, interest rate risk, liquidity risk, and currency risk. Management monitors risk levels and reviews risk management activities as they determine to be necessary.

Credit Risk

Credit risk arises from cash, restricted cash, and deposits, as well as credit exposure to customers, including outstanding receivables. The Company manages credit risk on cash and restricted cash by ensuring that the counterparties are banks, governments and government agencies with high credit ratings. The maximum exposure to credit risk for cash, restricted cash, deposits, and trade and other receivables approximate the amount recorded on the consolidated balance sheets.

The balance of trade amounts receivable are mainly with Canadian broadcasters and large international distribution companies. Management manages credit risk by regularly reviewing aged accounts receivables and appropriate credit analysis. The Company has booked an allowance for doubtful accounts of approximately 4% against the gross amounts for certain trade amounts receivable and management believes that the net amount of trade amounts receivable is fully collectible.

In assessing credit risk, management includes in its assessment the long-term receivables and considers what impact the long-term nature of the receivable has on credit risk. For certain arrangements with licensees, the Company is considered the agent, and only reports the revenue net of the licensor’s share. When the Company bills a third party in full where it is an agent for the licensor, the Company records an offsetting amount in accounts payable that is only payable to a licensee when the amount is collected from the third party. This reduces the risk, as the Company is only exposed to the amounts receivable related to the revenue it records.

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Interest Rate Risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates as its interim production financing, certain long-term debt, and a portion of cash bear interest at floating rates. A 1% fluctuation would have an approximate $1.00-1.50 million effect on annual net income before income taxes.

Liquidity Risk

The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of finance leases and revolving credit facilities (see note 17 of the unaudited interim condensed consolidated financial statements for March 31, 2015 for further details). As at March 31, 2015 the Company had cash and restricted cash on hand of $32.57 million (June 30, 2014 - $26.71 million).

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights, the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream and addition of the broadcasting revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from year to year. The Company maintains appropriate cash balances and has access to financing facilities to manage fluctuating cash flows.

The Company obtains interim production financing to provide funds until such time as the federal and provincial film tax credits (note 5) are collected. Upon collection of the film tax credits, the related interim production financing is repaid.

Currency Risk

The Company’s activities involve holding foreign currencies and incurring production costs and earning revenues denominated in foreign currencies. These activities result in exposure to fluctuations in foreign currency exchange rates. The Company periodically enters into foreign exchange purchases contracts to manage its foreign exchange risk on USD, GBP and Euro denominate contracts. While inherently difficult to estimate, Management estimates 1% change in the USD, GBP or Euro exchange rate would have less than a $0.5-1.0 million effect on net income and comprehensive income.

Risk Assessment

The following are the specific and general risks that could affect the Company that each reader should carefully consider. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects, and financial condition. These specific and general risks are as follows: risks related to the nature of the entertainment industry, risks related to television and film industries, risks related to doing business internationally, loss of Canadian status, competition, limited ability to exploit film and television content library, protecting and defending against intellectual property claims, fluctuating results of operations, raising additional capital, concentration risk, reliance on key personnel, market share price fluctuations, risks associated with acquisitions and joint ventures, potential for budget overruns and other production risks, management estimates in revenues and earnings, stoppage of incentive programs, financial risks resulting from the Company’s capital requirements, government incentive program, change in regulatory environment, litigation, technological change, labour relations, and exchanges rates.

For further details see “Risk Factors” contained in the Company’s 2014 Annual MD&A and the Company's most recent Annual Information Form, filed September 29, 2014, on www.sedar.com or DHX’s website at www.dhxmedia.com.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information is gathered and reported to senior management to permit timely decisions regarding public disclosure and to provide reasonable assurance that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules.

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The CEO and the CFO have also designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In its annual filings dated September 24, 2014, the CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures, and internal control over financial reporting, concluded that as at June 30, 2014, both the Company’s disclosure controls and procedures, and internal control over financial reporting were operating effectively. It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected.

There were no changes in internal controls over financial reporting during the nine months ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Use of Non-GAAP Financial Measures

In addition to the results reported in accordance with IFRS or GAAP, the Company uses various non-GAAP financial measures, which are not recognized under IFRS or GAAP, as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user’s understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between periods. The following discussion explains the Company’s use of Adjusted EBITDA, Normalized Net Income, Gross Margin, and Adjusted Operating Activities as measures of performance.

“Adjusted EBITDA” means earnings (loss) before interest, taxes, depreciation, amortization, share-based compensation expense, finance expense (income), share of loss of associates, development expense, and impairment of certain investments in film and television programs, and also includes adjustments for other identified charges. Amortization includes amortization of P&E, expense of acquired libraries, and intangible assets. Adjusted EBITDA is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Management believes Adjusted EBITDA to be a meaningful indicator of our performance that provides useful information to investors regarding our financial condition and results of operation.

“Normalized Net Income” is a non-GAAP financial measure which normalizes net income (loss) for identified charges, net of tax effect. Normalized Net Income is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Normalized Net Income may not be comparable to similar measures presented by other issuers. Management believes Normalized Net Income to be a meaningful indicator of our performance that provides useful information to investors regarding our financial condition and results of operation.

“Gross Margin” means revenue less direct production costs and expense of film and television programs produced and new for Q2 2013 onward, less expense of the book value of the acquired libraries. Gross Margin is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Gross Margin may not be comparable to similar measures presented by other issuers.

“Adjusted Operating Activities” is a non-GAAP financial measure of cash inflows and outflows from operating activities adjusted for increases and decreases in interim production financing, bank indebtedness-excluding financing and investing activities, changes in restricted cash, and identified charges, as in Management’s opinion, these are also an integral part of determining cash flows from operations. Adjusted Operating Activities is one of the key cash flow measurement tools used by Management in assessing cash flow performance.

A reconciliation of historical results to Adjusted EBITDA is presented on the next page.

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Reconciliation of Historical Results to Adjusted EBITDA

Adjusted EBITDA is not a recognized earnings measure under GAAP and does not have standardized meanings prescribed by GAAP; accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income or loss determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows. The following table reconciles income (loss) before income taxes, Adjusted EBITDA, and Gross Margin, based on the unaudited interim condensed consolidated financial statements for the three and nine months ended March 31, 2015 and 2014 of the Company found on www.sedar.com and www.dhxmedia.com. For further description see “Use of Non-GAAP Financial Measures” elsewhere in this MD&A.

The operating results for any period should not be relied upon as an indication of results for any future period.

			Nine Months	Nine Months
	Q3-2015	Q3-2014	2015	2014
	($000)	($000)	($000)	($000)
Net income for the period	18,031	1,802	15,837	6,771
Provision for income taxes	6,666	295	6,303	2,795
Interest expense, net[3]	4,280	722	11,370	2,136
Amortization[2]	7,028	5,698	15,569	11,554
	36,005	8,517	49,079	23,256
Share-based compensation expense[3]	1,378	219	3,089	1,158
Finance expense (excluding interest), net[3]	(8,904)	(435)	(7,223)	(677)
Tangible benefit obligation expense[4]	—	—	14,215	—
Acquisition costs[5]	—	347	4,995	2,087
Write-down of certain investment in film and television	517	—	532	190
Development and other expense[6]	807	778	2,712	824
Adjusted EBITDA[1]	29,803	9,426	67,399	26,838
Selling, general and administrative, net of share-based
compensation expense and other one-time adjustments	14,990	8,060	39,975	23,732
Gross Margin[1]	44,793	17,486	107,374	50,570

1Certain of the comparative Non-GAAP Financial Measures (“NGFM”) are adjusted for all necessary adjustments, consisting of normal recurring adjustments and any changes in the current definition of NGFM (see “Use of Non-GAAP Financial Measures” section of this MD&A for further details).

2Amortization is made up of amortization of P&E and intangibles and the portion of expense of acquired library that relates to the amortization of the purchase accounting bump to fair value for all acquired libraries. These add backs were as follows: for Q3 2015 $3.43 million and $3.59 million respectively (Q3 2014-$1.55 million and $4.15 million) and Nine Months 2015 $7.24 million and $8.33 million respectively (Nine Months 2014-$4.37 million and $7.19 million, respectively).

3Finance expense per the financial statements has been split between its interest and non-interest components.
4See the "Tangible Benefit Obligation" section of the MD&A for additional details.

5Adjustments noted herein relating to the Epitome, Echo Bridge, DHX Television, and Nerd Corps acquisitions for Q3 2015 of $nil (Nine Months 2015-$5.00 million) (Q3 2014-$0.35 million and Nine Months 2014-$2.09 million for Ragdoll, Epitome, and Family Channel acquisition costs).

6For Q3 2015 Development and other expenses includes lease termination costs of $nil, severance and integration costs of $nil and development costs of $0.81 million (Q3 2014-$nil, $nil, and $0.78 million, respectively) (Nine Months 2015-$1.05 million, $0.85 million, and $0.81 million, respectively) (Nine Months 2014-$nil, $nil, and $0.82 million, respectively).

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DHX MEDIA LTD.

Q3 2015

Supplemental Information

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I. Summary of securities issued and options and warrants granted during the nine months ended March 31, 2015 (expressed in thousands of Canadian dollars, except for shares and amounts per share)

a.	Summary of securities issued

		Value
	Number of Common Shares	$
Balance at June 30, 2014	119,775,905	207,227
Shares issued as part of employee share purchase plan	3,870	27
Options exercised	153,750	214
Balance at September 30, 2014	119,933,525	207,468
Shares issued for the acquisition of Nerd Corps	2,693,748	26,075
Shares issued as part of employee share purchase plan	3,362	30
Dividends reinvested	7,983	70
Share issue costs, net of tax Options exercised	—	(136)
Balance at December 31, 2014	486,250	1,021
Shares issued as part of employee share purchase plan	123,124,868	234,528
Dividends reinvested	6,085	57
Share issue costs, net of tax	3,232	28
Options exercised	—
Balance at March 31, 2015	188,750	431
	123,322,935	235,044

b.	Summary of options and warrants

		Weighted-average
Options	Number of Options	exercise price
Balance at June 30, 2014	4,787,500	$2.14
Options granted to employees	200,000	$7.13
Options exercised	(153,750)	$0.94
Options granted to officers	1,175,000	$7.13
Balance at September 30, 2014	6,008,750	$3.31
Options granted to employees	745,000	$9.15
Options exercised	(486,250)	$1.43
Options granted to officers	450,000	$8.27
Options granted to directors	350,000	$8.27
Balance at December 31, 2014	7,067,500	$4.62
Options exercised	(188,750)	$1.59
Options granted to directors	200,000	$9.29
Balance at March 31,2015	7,078,750	$4.83

c. Summary of securities as at the end of the reporting period

1.	Authorized share capital

100,000,000 Preferred Variable Voting Shares ("PVVS"), redeemable at the option of the Company at any time at a millionth of a cent per share, no entitlement to dividends, voting

Unlimited Common Voting Shares without nominal or par value

Unlimited Variable Voting Shares without nominal or par value

Unlimited Non-Voting Shares without nominal or par value

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2.	Shares outstanding and recorded value

123,322,935 common shares at a recorded value of $235,044, comprised of 78,395,345 common voting shares and 44,927,590 variable voting shares and nil non-voting shares;

100,000,000 preferred variable voting shares at a recorded value of $nil.

i.	Preferred Variable Voting Shares

On November 12, 2014, the PVVS were transferred by the Company’s Executive Chairman, to the Company’s Chief Executive Officer, in accordance with the terms of a shareholders agreement among the Company and holder of the PVVS (the “PVVS Shareholder Agreement”). On the date of such transfer, the Company’s Chief Executive Officer entered into the PVVS Shareholder Agreement with the Company, pursuant to which the Company’s Chief Executive Officer (i) agreed not to transfer the PVVS, in whole or in part, except with the prior written approval of the Board, (ii) granted to the Company the unilateral right to compel the transfer of the PVVS, at any time and from time to time, in whole or in part, to a person designated by the Board and (iii) granted to DHX a power of attorney to effect any transfers contemplated by the PVVS Shareholder Agreement. The Board will not approve or compel a transfer without first obtaining the approval of the TSX and the PVVS Shareholder Agreement cannot be amended, waived or terminated unless approved by the TSX.

ii.	Common shares

On September 30, 2014, the Company’s shareholders approved a reorganization of the Company’s share capital structure (the “Share Capital Reorganization”) to address the Canadian ownership requirements of DHX Television. The Share Capital Reorganization was affected on October 9, 2014 and resulted in, among other things, the creation of three new classes of shares: Common Voting Shares, Variable Voting Shares and Non-Voting Shares.

On October 9, 2014, each outstanding Common Share of the Company that was not owned and controlled by a Canadian for the purposes of the Broadcasting Act (Canada) (the “Broadcasting Act”) was converted into one Variable Voting Share and each outstanding Common Share that was owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Common Voting Share. Each Common Voting Share carries one vote per share on all matters. Each Variable Voting Share carries one vote per share unless the number of Variable Voting Shares outstanding exceeds 33 1/3% of the total number of Variable Voting Shares and Common Voting Shares outstanding, in which case the voting rights per share of the Variable Voting Shares are reduced so that the total number of votes associated with the outstanding Variable Voting Shares equals 33 1/3% of the total votes associated with the outstanding Variable Voting Shares and Common Voting Shares combined. The economic rights of each Variable Voting Share, each Common Voting Share, and each Non-Voting Share are the same. All of the unissued Common Shares of the Company were canceled on the completion of the Share Capital Reorganization. The Variable Voting Shares and Common Voting Shares are listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B, respectively.

3.	Description of options and warrants

See note 13(e) and 13(f) of the audited consolidated financial statements for the year ended June 30, 2014.

II. Directors and officers as at March 31, 2015

Directors
Elizabeth Beale (2)	Director
David Colville (2) (3)	Director
Sir Graham Day (1) (2) (3) (4)	Lead Director of DHX, Chair of Governance Committee
Michael Donovan (1)	Executive Chairman, Director
Dana Landry (1)	CEO, Director
Michael Hirsh	Vice Chairman, Director
Geoffrey Machum, QC (2) (4)	Director
Robert Sobey (2) (3)	Director, Chair of the Compensation Committee
Catherine Tait	Director
Donald Wright (2) (3) (4)	Director, Chair of Audit Committee

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(1)	Member of the Production Financing Committee
(2)	Member of the Audit Committee
(3)	Member of the Human Resources and Compensation Committee
(4)	Member of the Corporate Governance and Nominations Committee

Officers
Michael Donovan	Executive Chairman
Dana Landry	CEO
Keith Abriel	CFO
Steven DeNure	President and COO
Mark Gosine	EVP, Legal Affairs, Secretary and General Counsel
David Regan	EVP, Corporate Development & Investor Relations

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